

November 16, 2012

<u>Via E-mail</u>
Christopher M. Crane
President
Exelon Generation Company, LLC
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60603

> **Re: Exelon Generation Company, LLC**
> **Registration Statement on Form S-4**
> **Filed November 2, 2012**
> **File No. 333-184712**

Dear Mr. Crane:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 1

1. Please include the Form 8-K/A filed on May 25, 2012 and the Form 10-Q filed on November 7, 2012 in the list of documents incorporated by reference into the registration statement. Please confirm to us your understanding that you are required to incorporate by reference certain of your periodic reports filed between the date of the initial filing of the registration statement and the effective date of the registration statement. For guidance, please consider Question 123.05 of our Compliance and Disclosure Interpretations (Securities Act Forms).

Forward-Looking Statements, page 2

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a

> tender offer. See Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 18

Expiration Date; Extensions; Amendments, page 19

3. You reserve the right "to delay the acceptance of the outstanding notes for exchange." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Signatures, page II-5

4. Please include the signatures of the individuals required to sign the registration statement in their individual capacities. If the company is managed by a member instead of a board of managers or directors, then please include the signatures of a majority of the board of directors of the member. See Instruction 1 to Signatures of Form S-4.

Item 22. Undertakings, page II-2

5. Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and Item 22(b)-(c) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Charles Lee at (202) 551-3427, Lilaynna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director


cc: Larry Bachman
       Exelon Corporation

       Patrick R. Gillard
       Ballard Spahr LLP